FLUSHING SAVINGS BANK, FSB

401(k) SAVINGS PLAN
FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 and
for the year ended December 31, 2008
and Supplemental Schedule

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2008 and 2007	3

Statement of changes in net assets available for plan benefits
for the year ended December 31, 2008	4

Notes to financial statements	5 – 14

Supplemental schedule*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Flushing Savings Bank, FSB 401(k) Savings

We have audited the accompanying statements of net assets available for plan benefits of the Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements and the supplemental schedule of Schedule of Assets (Held at end of year) are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ GRANT THORTON LLP

New York, New York

June 29, 2009

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2008	2007
Assets:

Investments at fair value	$ 10,047,653	$ 7,483,649
Participant loans	331,650	191,614
	10,379,303	7,675,263

Receivables:
Employer contributions receivable	1,302,017	390,592
Total receivables	1,302,017	390,592

Total assets available for plan benefits, at fair value	11,681,320	8,065,855

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	21,065	2,076

Net assets available for plan benefits	$ 11,702,385	$ 8,067,931

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended
December 31, 2008
Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 200,345

Contributions:
Employer cash contributions	131,897
Employer non cash contributions (FFIC common stock)	1,436,694
Participants	827,786
Participant rollovers	722,356
Total contributions	3,118,733

Transfer in from other plan:
Flushing Financial Corporation Stock Based Profit Sharing Plan	6,563,234

Total additions	9,882,312

Deductions from net assets attributed to:

Net depreciation in fair value of investments	4,192,573
Administrative expenses	23,047
Benefits paid to participants	2,032,238
Total deductions	6,247,858

Net increase	3,634,454

Net assets available for plan benefits – December 31, 2007	8,067,931

Net assets available for plan benefits – December 31, 2008	$ 11,702,385

The accompanying notes are an integral part of this financial statement

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Savings Bank, FSB (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	Plan Merger:

On April 30, 2008 all assets of the Flushing Financial Corporation Stock Based Profit Sharing Plan (the “Stock Plan”) were combined into the Plan, with the transfer being completed on May 1, 2008. At time of merger the Stock Plan had $6.6 million in net assets. The Stock Plan’s assets together with all future Profit Sharing Plan (“PSP”) contributions will be segregated within the Plan from other employee and employer contributions made to the Plan.

b.	General:

The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Bank and participating affiliates who have completed one year of service and are twenty-one years of age or older. Effective May 1, 2008 all salaried employees of Bank and participating affiliates that are twenty-one years of age or older are eligible to join the Plan without regard to completing one year of service. However, Participants are not eligible to receive Bank contributions until they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the Plan year ended December 31, 2007, the Plan Trustee was RSGroup Trust Company. On May 1, 2008 the Plan Trustee was changed to Prudential Bank & Trust, FSB. The Plan also includes a Defined Contribution Retirement Program (the "DCRP") which was established October 1, 2006. All DCRP contributions as well as all earnings thereon will be segregated from other Plan funds.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

c.	Contributions:

Participant contributions can be no less than 1% nor greater than 25% of their base compensation for each plan year. Participant contributions could not exceed $15,500 annually for the plan year ended December 31, 2008, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant’s basic contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be made in Flushing Financial Corporation Stock, which the participant has the ability to re-allocate. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their base compensation. PSP contributions will be made annually at the Company’s discretion. Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs. PSP and DCRP contributions will be initially made in the form of Flushing Financial Corporation Stock. Employer non cash contributions reported on the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008, includes $1,302,017 in contributions receivable. This receivable represents $798,597 contribution to the PSP and $503,420 contribution to the DCRP for the year ended December 31, 2008, which was made in January 2009.

d.	Participant accounts:

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, PSP contribution and DCRP contribution, and related net earnings thereon. The Plan assets, at December 31, 2008, were segregated into thirteen investment accounts: PIMCO Total Return Fund, Alger MidCap Growth Institutional Portfolio, Prudential Guaranteed Income Fund, Dryden Stock Index Fund, Growth Fund of America, Thornburg International Value, Victory Special Value, Pioneer Cullen Value, Allianz NFJ Small Cap Value, Lord Abbett Development Growth, Oakmark Equity and Income Fund, Prudential Stable Value Fund and Flushing Financial Corporation Stock. During December 2007, all of the Plan's assets were transferred from RSGroup Trust Company to Fiserv Trust Company. On May 1, 2008 the Plan Trustee was changed from RSGroup Trust Company to Prudential Bank & Trust, FSB, at which point the transfer of all of the Plan's assets from Fiserv Trust Company to Prudential Retirement Services commenced. Effective May 11, 2008 the transfer of assets from Fiserv Trust Company to Prudential Retirement Services was completed.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

e.	Vesting:

Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions plus earnings thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is 100 percent vested after five years of credited service.

f.	Forfeitures:

Under the Plan if a Participant who is not fully vested in the net value of their account terminates employment, the non-vested portion of their account shall constitute forfeiture. PSP forfeitures shall be allocated among all participants who were eligible employees during the year in proportion to their compensation for the portion of the plan year during which they were eligible employees. Such allocation shall be made after allocation of any employer contributions for the plan year. In the event any such allocation causes the allocations to a participant’s account for a plan year to exceed the limits of the Internal Revenue Service, such excess amount shall be allocated among all remaining participants in repeated applications of this paragraph. All other forfeitures, when available, arising from DCRP contributions or matching contributions to the 401(k) will be used to pay certain administrative expenses of the Plan. In 2008, $14,583 in forfeitures were used to pay certain Plan administrative expenses. At December 31, 2008, forfeited non-vested accounts totaled $185,134 of which $135,471 were PSP forfeitures. In accordance with the Plan, funds forfeited by participants are not available until the earlier of when the participant takes a lump sum distribution of the vested portion of their account or the participant has been terminated from the Plan for five years.

g.	Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the thirteen offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily. However, from May 1, 2008 participants were not allowed to contribute additional funds to the Prudential Stable Value Fund.

h.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested. If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

i.	Voting rights:

With respect to the Flushing Financial Corporation Common Stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

j.	Loans to participants:

Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principal residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent). Prior to May 1, 2008 the rate charged was prime rate rounded to the nearest one quarter of one percent. Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PSP and DCRP contributions and any earnings thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 2008, outstanding loans bore interest rates in the range of 4.0% to 8.25%.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation:

The accompanying financial statements have been prepared using the accrual method of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. The Financial Accounting Standards Board (“FASB”) issued Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1; “Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” which requires investment contracts held by a defined–contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. At December 31, 2008 the Plan invested in the following fully benefit-responsive investments; one common collective trust, the Wells Fargo Stable Value Fund and one guaranteed income the Prudential Guaranteed Income Fund.

b.	Estimates:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Investment valuation and income recognition:

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund. Purchases and sales of securities are recorded on a trade date basis.

d.	Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion.

e.	Payment of benefits:

Benefit payments to participants are recorded upon distribution.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

f.	Fair value measurements:

The Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” effective January 1, 2008. SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – where quoted market prices are available in an active market.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued. Fair value can also be estimated by using pricing models, or discounted cash flows. Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation, financial instruments are classified as Level 3

The following table sets forth the Plans assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2008:

	(Level 1)	(Level 2)	(Level 3)	Total
Investments at fair value:

Mutual funds	$ 4,110,974	$ -	$ -	$ 4,110,974
Common stock	4,322,901	-	-	4,322,901
Common collective trust	-	391,967	-	391,967
Guaranteed income fund	-	-	1,221,811	1,221,811

Total assets at fair value	$ 8,433,875	$ 391,967	$ 1,221,811	$ 10,047,653

Investments at fair value:

Mutual funds – (level 1) Valued at the net asset value of shares held by the plan at December 31, 2008.

Common stock – (level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2008.

Common collective trust – (level 2) Valued based on the fair value of the common collective trust’s underlying investments at December 31, 2008.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Guaranteed income fund – (level 3) Valued based on book value of the fund at December 31, 2008, which is calculated by adding deposits made with earnings at guaranteed crediting rates, less withdrawals and fees.

Participant’s loans:

Participant’s loans are valued at outstanding balances at December 31, 2008, which approximate fair value.

Contributions receivable:

Contributions receivable are valued on the date of grant, which approximate fair value at December 31, 2008.

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, classified within Level 3 of the valuation hierarchy for the year ended December 31, 2008:

Guaranteed income fund

Beginning balance	$ -
Interest income	17,537
Purchases, sales, issuances and settlements, net	1,204,274
Ending balance	$ 1,221,811

g.	Risks and uncertainties:

The Plan currently invests in ten mutual funds, one stable value fund, one guaranteed income fund and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

h.	Recent accounting pronouncements:

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS No. 157 did not have a material impact on the financial statements of the Plan.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets.

As of December 31,
	2008	2007

Prudential Stable Value Fund**, 9,978.151 and 15,969.017 shares respectively.	$ 391,967	$ 641,156*
T. Rowe Price Equity Income Fund, none and 38,837.093 shares, respectively.	----	1,087,827*
SSgA S&P 500 Index Fund, none and 69,170.429 shares, respectively.	----	1,671,849*
Neuberger Berman Genesis Fund, none and 19,676.724 shares, respectively.	----	969,669*
Flushing Financial Corporation Common Stock, 361,445.207 and 135,440 shares, respectively.	4,322,901*	2,173,812*
PIMCO Total Return Fund, 63,130.175 and 24,436.509 shares, respectively.	640,140*	261,226
Prudential Guaranteed Income Fund, 46,654.418 and none shares, respectively.	1,221,811*	----
Dryden Stock Index Fund, 47,487.098 and none shares, respectively.	938,820*	----
Pioneer Cullen Value Fund, 67,494.042 and none shares, respectively.	955,041*	----

* Year in which represents five percent or more of the Plan’s net assets.

** The fund name was changed from the Wells Fargo Stable Return Fund to the Prudential Stable Value Fund on May 1, 2008, the day the Plan Trustee was changed from RSGroup Trust Company to Prudential Bank & Trust, FSB.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,192,573, as follows:

For the year ended
December 31, 2008

Flushing Financial Corporation Stock	$ (2,193,065)
PIMCO Total Return Fund	11,080
Alger MidCap Growth Institutional Portfolio	(195,713)
Alger LargeCap Growth Institutional Portfolio	(5,448)
Neuberger Berman Genesis Fund	3,022
RSI Retirement Trust International Equity Fund	(6,179)
T. Rowe Price Equity Income Fund	(51,823)
SSgA S&P 500 Index Fund	(95,977)
Prudential Stable Return Fund*	21,436
Fiserv Trust Sunrise Retirement Diversified Income Fund	(849)
Fiserv Trust Sunrise Retirement Balanced Fund	(1,599)
Fiserv Trust Sunrise Retirement Balanced Equity Fund	(1,266)
Julius Baer International Equity Fund	(299)
Dryden Stock Index Fund	(493,778)
Growth Fund of America	(143,202)
Thornburg International Value Fund	(184,122)
Victory Special Fund	(52,205)
Pioneer Cullen Value Fund	(430,755)
Allianz NFJ Small Cap Value Fund	(80,871)
Lord Abbett Development Growth Fund	(284,388)
Oakmark Equity and Income Fund	(6,572)

Net depreciation	$ (4,192,573)

* The fund name was changed from the Wells Fargo Stable Return Fund to the Prudential Stable Value Fund on May 1, 2008, the day the Plan Trustee was changed from RSGroup Trust Company to Prudential Bank & Trust, FSB.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

4.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

5.	Federal Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Company by a signed letter dated March 24, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Based on the opinions of the Plan’s Trustee and outside legal counsel, amendments to the Plan subsequent to this date did not require the Plan to be resubmitted to the IRS. To the best of management’s belief, the plan is operating in accordance with the Internal Revenue Code as of December 31, 2008.

6.	Related-Party Transactions

Plan investments include shares of a mutual fund managed by Prudential Investments LLC and a guaranteed income fund issued by the Prudential Retirement Insurance and Annuity Company. The Plan Trustee at December 31, 2008 was Prudential Bank & Trust, FSB. The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b)	(c)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,	Current
	or similar party	collateral, par, or maturity value	value
*	Flushing Financial Corp.	Common Stock	$ 4,322,901
	PIMCO	Total Return	640,140
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	1,221,811
	Prudential**	Stable Return Fund	391,967
*	Prudential Mutual Funds	Dryden Stock Index Fund	938,820
	Alger	MidCap Growth Fund	177,018
	Growth Fund of America	Growth Fund	282,752
	Thornburg	International Value Fund	311,623
	Victory	Special Value Fund	81,015
	Pioneer Cullen	Pioneer Cullen Value Fund	955,041
	Allianz NFJ	Small Cap Value Fund	202,212
	Lord Abbett	Growth Fund	443,846
	Oakmark	Equity and Income Fund	78,507
*	Participant Loans	4.00% - 8.25%	331,650

		Total	$10,379,303

*	Party-in-interest to Plan

** The fund name was changed from the Wells Fargo Stable Return Fund to the Prudential Stable Value Fund on May 1, 2008, the day the Plan Trustee was changed from RSGroup Trust Company to Prudential Bank & Trust, FSB.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Savings Bank, FSB 401(k) Savings Plan,

Date: June 29, 2009	By:	/S/ David W. Fry
David W. Fry
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23	Consent of Independent Registered Public Accounting Firm